Investors, analysts and other interested parties can access Brookfield Asset Management’s 2007 First Quarter Results as well as the Shareholders’ Letter and Supplemental Financial Information on Brookfield’s web site under the Investor Centre/Financial Reports section at www.brookfield.com.

The First Quarter 2007 Results conference call can be accessed via webcast on May 2, 2007 at 11:00 a.m. EST at www.brookfield.com or via teleconference at 1-877-356-9134 toll free in North America. For overseas calls please dial
1-706-902-0751, at approximately 10:50 a.m. EST. The teleconference taped rebroadcast can be accessed at 1-800-558-5253 or 416-626-4100 (Reservation # 21335898).

BROOKFIELD ASSET MANAGEMENT ANNOUNCES FIRST QUARTER RESULTS
AND SHAREHOLDER INITIATIVES

TORONTO, May 2, 2007 - Brookfield Asset Management Inc. (TSX/NYSE: BAM) today announced:

•	First quarter cash flow from operations of $571 million or $1.40 per share compared with $307 million or $0.75 in 2006;

•	A three-for-two stock split, which will be implemented by way of a stock dividend;

•	The proposed listing of the company’s Class A Shares on Euronext; and

•
The proposed distribution to shareholders, by way of a special dividend, of a direct interest in its infrastructure operations through Brookfield Infrastructure Partners, a new publicly traded limited partnership.

First Quarter Results

In the first quarter ended March 31, 2007 cash flow from operations totalled $571 million ($1.40 per share), compared with $307 million ($0.75 per share) reported in the same quarter last year. Net income totalled $195 million ($0.46 per share) compared with $179 million ($0.43 per share) reported in the same period last year.

The following table presents the results on a total and per share basis.

	Three months ended March 31
US$ millions (except per share amounts)	2007	2006

Cash flow from operations	$571	$307
- per share	$1.40	$0.75
Net income	$195	$179
- per share	$0.46	$0.43

Bruce Flatt, Managing Partner of Brookfield Asset Management, commented: “Our results this quarter reflect strong performance in most of our operations. We remain focused on enhancing shareholder value and building out each of our operating platforms to enable us to achieve our long-term goals. The spin-off of Brookfield Infrastructure Partners is a major step in this direction, as it will provide investors with an attractive focused infrastructure vehicle, facilitating access to the capital markets to fund our infrastructure growth plans.”

Three-for-Two Stock Split
On May 1, 2007, the Board of Directors approved a three-for-two stock split of the company’s outstanding Class A Shares. The split will be implemented by way of a stock dividend whereby shareholders will receive one-half of a Brookfield Class A Share for each Class A and Class B Share held (i.e. one additional share for every two shares held). Fractional shares will be paid in cash at the prevailing market price. The stock dividend will be payable on or about June 1, 2007 to shareholders of record at the close of business on May 24, 2007.

Brookfield is undertaking the stock split to ensure the shares remain accessible to individual shareholders and to improve the liquidity of the shares. The split will have no unfavourable tax consequences in Canada or the United States, and will not dilute shareholders’ equity. The number of shares subject to the company’s current normal course issuer bid will be adjusted upwards to reflect the stock split.

Euronext Listing
With the recent merger of NYSE and Euronext, as well as Brookfield’s continued global expansion, Brookfield intends to seek a listing for the company’s Class A Shares on Euronext to provide Brookfield with greater access to European and other global investors.

Distribution of Infrastructure Assets
Brookfield intends to distribute to its Class A shareholders a direct interest in its infrastructure operations through a newly created publicly traded partnership to be named Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure”). Brookfield Infrastructure’s initial operations will be principally comprised of interests in Brookfield’s electricity transmission and timber businesses. Brookfield Infrastructure will serve as the primary vehicle through which Brookfield’s future infrastructure related acquisitions, other than property and renewable power operations, will be made.

Brookfield will retain an approximate 40% interest in Brookfield Infrastructure and will manage the operations under a long term management agreement.

Brookfield Infrastructure intends to seek a listing for its units on the New York Stock Exchange. Further details regarding the operations of Brookfield Infrastructure will be set forth in regulatory filings which Brookfield intends to submit to securities regulatory authorities in the United States and Canada during the second quarter.

Subject to receipt of the various required approvals, Brookfield will implement the spin-off by way of a special dividend currently estimated to be approximately US$1.00 per Brookfield Class A Share, taking into account the pending three-for-two stock split, or approximately $600 million in aggregate. The record date for, and the exact amount of, the dividend will be established at the time that regulatory filings are finalized, which is expected to be during the third quarter.

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Brookfield believes the spin-off will:
•	accelerate Brookfield’s strategy to build out its asset management platform through creation of a managed company with an effective cost of capital to support its infrastructure growth strategies;
•	create a focused public vehicle that will be well-positioned for future infrastructure acquisitions; and
•	surface the value of the Company’s currently owned infrastructure assets for shareholders.

Brookfield Infrastructure will be focused on the ownership and operation of infrastructure assets that provide essential products and services, are long-life in nature, and are expected to produce stable cash flows that increase over time with inflation. The assets are expected to include, among others: electricity transmission, pipeline and utility distribution infrastructure; transportation infrastructure; social infrastructure (i.e. hospitals, schools) and timber assets. The partnership will not include property and renewable power operations. Through its management agreement with Brookfield Asset Management, Brookfield Infrastructure will be able to access Brookfield’s proprietary deal flow, business development expertise and operating capabilities.

Given the strong global demand for high quality infrastructure assets, the scarcity of publicly-traded infrastructure companies, and Brookfield’s long track record of success in owning and operating long-life, high-quality, cash flow generating assets, Brookfield believes that Brookfield Infrastructure will provide investors with a unique opportunity to participate more directly in the growth of this business and an attractive combination of current yield plus capital appreciation.

The completion of the distribution of Brookfield Infrastructure to Brookfield’s shareholders is subject to satisfaction of a number of conditions and, as such, there can be no certainty that the distribution will proceed or proceed in the manner or in the amount set forth above.

Dividend Declaration
The Board of Directors declared a dividend of US$0.18 per Class A Share (on a pre-split basis), payable on August 31, 2007, to shareholders of record as at the close of business on August 1, 2007, as well as the regular monthly and quarterly dividends on its preferred shares. On a post-split basis, the dividend per Class A Share will be US$0.12.

Information on Brookfield Asset Management’s declared share dividends can be found on the company’s web site under Investor Centre/Stock and Dividend Information.

Additional Information
The Letter to Shareholders and the company’s Supplemental Financial Information for the quarter ended March 31, 2007 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s web site.

* * * * *

Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over $70 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit our web site at www.brookfield.com.

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For more information, please visit our web site at www.brookfield.com or contact:

Katherine C. Vyse Senior Vice-President Investor Relations and Communications Tel: 416-369-8246 e-mail: kvyse@brookfield.com

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “intend,” “position,” “continue,” “will” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Forward-looking statements in this press release include the proposed listing of Brookfield’s stock on Euronext and the proposed distribution to Brookfield shareholders of units of Brookfield Infrastructure (“BIP”) and the details related thereto. Although Brookfield Asset Management believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this press release. The completion of the proposed Euronext listing and the proposed distribution of Brookfield Infrastructure units, as well as the future performance and prospects of Brookfield Infrastructure following the distribution of the Brookfield Infrastructure units are subject to a number of known and unknown risks and uncertainties.  In particular, the Euronext listing and the distribution of BIP units each require stock exchange approval, which has not yet been received, and the distribution of BIP units is subject to approval of SEC, Canadian provincial securities regulators and other regulatory bodies. Factors that could cause actual results of Brookfield Infrastructure or the Company to differ materially from those contemplated or implied by the statements in this press release include the fact that success of Brookfield Infrastructure will be dependant on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks” and other risks and factors which will be described the registration statement to be filed in connection with the distribution of BIP units. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

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CONSOLIDATED STATEMENTS OF CASH FLOW FROM OPERATIONS

(Unaudited)	Three months ended March 31
US$ millions, except per share amounts	2007	2006
Fees earned	$132	$54
Revenues less direct operating costs
Property	534	282
Power generation	188	200
Timberlands	31	39
Transmission	58	7
Specialty funds	62	39
Investment and other income	299	95
	1,304	716
Expenses
Interest	398	224
Operating costs	110	71
Current income taxes	20	14
Non-controlling interests in net income before the following	205	100
	$571	$307
Cash flow from operations per common share
Diluted	$1.40	$0.75
Basic	$1.45	$0.77

Note
The consolidated statements of cash flow from operations above are prepared on a basis that is consistent with management’s discussion and analysis and differ from the company’s consolidated financial statements presented in its interim report, which are prepared in accordance with GAAP. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Asset Management’s results. Cash flow from operations is equal to net income excluding “other items” as presented in the following consolidated statements of income and including dividends from equity accounted investments and the gain on the sale of an exchangeable debenture investment. The gain would have been included in income prior to the implementation of recent accounting requirements but, as a result of transitional provision, has been recorded in shareholders’ equity. In addition, the consolidated balance sheet presents the company’s cost accounted investment in Canary Wharf Group as part of its property operations, consistent with management’s determination of business segments, whereas it is included in “Securities” in the company’s statutory financial statements.

(Unaudited)	Three months ended March 31
US$ millions	2007	2006
Cash flow from operations is reconciled to the statement of net income as follows:
Net income excluding other items	$401	$302
Dividends from equity accounted investments(1)	5	5
Gain on sale of exchangeable investments(1)	165	—
Cash flow from operations	$571	$307

(1) Included in Investment and Other Income in the Statement of Cash Flow from Operations

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CONSOLIDATED BALANCE SHEETS

	(Unaudited) March 31	December 31
US$ millions	2007	2006
Assets
Operating assets
Securities	$1,540	$1,529
Loans and notes receivable	702	651
Property, plant and equipment
Property	20,327	20,396
Power generating	4,426	4,309
Timberlands	1,014	1,011
Transmission	1,913	1,929
Other plant and equipment	628	619
	30,550	30,444
Cash and cash equivalents	1,221	1,204
Financial assets	2,306	1,665
Investments	736	775
Goodwill	669	669
Accounts receivable and other	5,813	5,951
	$41,295	$40,708
Liabilities and Shareholders’ Equity
Liabilities
Corporate borrowings	$1,495	$1,507
Non-recourse borrowings
Property specific mortgages	16,917	17,148
Other debt of subsidiaries	4,134	4,153
Accounts payable and other liabilities	6,651	6,497
Capital securities	1,476	1,585
Non-controlling interests of others in assets	3,872	3,734
Preferred equity	689	689
Common equity	6,061	5,395
	$41,295	$40,708

Note
Includes investment in Canary Wharf Group in “Property” with a carried value of $182 million (2006 - $182 million), which is included in “Securities” in the company’s consolidated financial statements which are prepared in accordance with GAAP.

| 6 | Brookfield Asset Management Inc. – Q1/2007 Results

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)	Three months ended March 31
US$ millions, except per share amounts	2007	2006
Total revenues	$1,841	$1,183

Fees earned	$132	$54
Revenues less direct operating costs
Property	534	282
Power generation	188	200
Timberlands	31	39
Transmission	58	7
Specialty funds	62	39
Investment and other income	129	90
	1,134	711
Expenses
Interest	398	224
Operating costs	110	71
Current income taxes	20	14
Non-controlling interests in net income before the following	205	100
	401	302
Other items
Depreciation and amortization	(223)	(104)
Equity accounted loss from investments	(39)	(22)
Provisions and other	5	20
Future income taxes	(65)	(71)
Non-controlling interests in the foregoing items	116	54
Net income	$195	$179
Net income per common share
Diluted	$0.46	$0.43
Basic	$0.48	$0.44

Note
The consolidated statements of income and comprehensive income are prepared on a basis consistent with the company’s financial statements presented in its interim report, which are prepared in accordance with GAAP.

| 7 | Brookfield Asset Management Inc. – Q1/2007 Results

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)	Three months ended March 31
US$ millions	2007	2006
Comprehensive income
Net income	$195	$179
Other comprehensive income (loss)
Foreign currency translation	64	16
Available-for-sale securities	38	—
Derivative instruments designated as cash flow hedges	(38)	—
Future income taxes	3	—
	67	16
Comprehensive income	$262	$195

8 | Brookfield Asset Management Inc. – Q1/2007 Results